Exhibit 4.3.1

September 6, 2006

To:	Alliant Techsystems Inc.
MN01-1085
5050 Lincoln Drive
Edina, Minnesota 55436-1097
	Attn:	Robert J. McReavy
	Telephone:	(952) 351-3084
	Facsimile:	(952) 351-3048

From:	Bank of America, N.A.
c/o Banc of America Securities LLC
9 West 57th Street
New York, NY 10019
Attn: EFP Financial Products
Telephone: 212-583-8373
Facsimile: 212-230-8610

Re:	Convertible Bond Hedge Transaction
(Transaction Reference Number: 23952)

Ladies and Gentlemen:

The purpose of this communication (this “Confirmation”) is to set forth the terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the “Transaction”) between Bank of America, N.A. (“BofA”) and Alliant Techsystems Inc. (“Counterparty”).  This communication constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.

1.     This Confirmation is subject to, and incorporates, the definitions and provisions of the 2000 ISDA Definitions (including the Annex thereto) (the “2000 Definitions”) and the definitions and provisions of the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and together with the 2000 Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”).  In the event of any inconsistency between the 2000 Definitions and the Equity Definitions, the Equity Definitions will govern.  Certain defined terms used herein have the meanings assigned to them in Indenture to be dated as of the closing date for the Convertible Debentures described below between Counterparty, certain of its subsidiaries and The Bank of New York Trust Company, N.A. as trustee (the “Indenture”) relating to up to USD 300,000,000 principal amount of 2.75% convertible securities due September 15, 2011 (the “Convertible Debentures”).  In the event of any inconsistency between the terms defined in the Indenture and this Confirmation, this Confirmation shall govern.  For the avoidance of doubt, references herein to sections of the Indenture are based on the draft of the Indenture most recently reviewed by the parties at the time of execution of this Confirmation.  If any relevant sections of the Indenture are changed, added or renumbered following execution of this Confirmation, the parties will amend this Confirmation in good faith to preserve the economic intent of the parties.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transaction to which this Confirmation relates on the terms and conditions set forth below.

This Confirmation evidences a complete and binding agreement between BofA and Counterparty as to the terms of the Transaction to which this Confirmation relates.  This Confirmation shall be subject to an agreement (the “Agreement”) in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if BofA and Counterparty had executed an agreement in such form (without any Schedule but with the elections set forth in this Confirmation).  For the avoidance of doubt, the Transaction shall be the only transaction under the Agreement.

All provisions contained in, or incorporated by reference to, the Agreement will govern this Confirmation except as expressly modified herein.  In the event of any inconsistency between this Confirmation and either the Definitions or the Agreement, this Confirmation shall govern.

2.     The Transaction constitutes a Share Option Transaction for purposes of the Equity Definitions.  The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	September 6, 2006

Effective Date:	September 6, 2006

Option Style:	Modified American, as described under “Procedures for Exercise” below.

Option Type:	Call

Seller:	BofA

Buyer:	Counterparty

Shares:	The Common Stock of Counterparty, par value USD 0.01 per share (Ticker Symbol: “ATK”).

Number of Options:

The number of Convertible Debentures in denominations of USD1,000 principal amount issued by Counterparty on the closing date for the initial issuance of the Convertible Debentures; provided that the Number of Options shall be automatically increased as of the date of exercise by Banc of America Securities LLC as representative of the Initial Purchasers (as defined in the Purchase Agreement), of its option pursuant to Section 2.c of the Purchase Agreement dated as of September 6, 2006 between Counterparty and Banc of America Securities LLC as representative of the Initial Purchasers thereto (the “Purchase Agreement”) by the number of Convertible Debentures in denominations of USD1,000 principal amount issued pursuant to such exercise (such Convertible Debentures, the “Additional Convertible Debentures”). For the avoidance of doubt, the Number of Options outstanding shall be reduced by each exercise of Options hereunder.

Option Entitlement:

As of any date, a number of Shares per Option equal to the Conversion Rate (as defined in the Indenture, but without regard to any adjustments to the Conversion Rate pursuant to Sections 14.01(e), 14.01(f) or 14.05(h) of the Indenture).

Strike Price:	As of any date, an amount in USD, rounded to the nearest cent (with 0.5 cents being rounded upwards), equal to USD1,000 divided by the Option Entitlement.

Number of Shares:	The product of the Number of Options and the Option Entitlement.

Premium:	USD 50,850,000 (Premium per Option USD

16.35832); provided that if the Number of Options is increased pursuant to the proviso to the definition of “Number of Options” above, an additional Premium equal to the product of the number of Options by which the Number of Options is so increased and the Premium per Option shall be paid on the Additional Premium Payment Date.

Premium Payment Date:	The Effective Date

Additional Premium Payment Date:	The closing date for the purchase and sale of the Additional Convertible Debentures.

Exchange:	New York Stock Exchange

Related Exchange:	All Exchanges

Procedures for Exercise:

Potential Exercise Dates:	Each Conversion Date.

Conversion Date:	Each “Conversion Date”, as defined in the Indenture, of Convertible Debentures (such Convertible Debentures, the “Relevant Convertible Debentures” for such Conversion Date).

Required Exercise on
Conversion Dates:

On each Conversion Date for Relevant Convertible Debentures, a number of Options equal to the number of Relevant Convertible Debentures in denominations of USD1,000 principal amount submitted for conversion on such Conversion Date in accordance with the terms of the Indenture shall be automatically exercised, subject to “Notice of Exercise” below.

Expiration Date:	September 15, 2011

Multiple Exercise:	Applicable, as provided above under “Required Exercise on Conversion Dates”.

Minimum Number of Options:	Zero

Maximum Number of Options:	Number of Options

Integral Multiple:	Not Applicable

Automatic Exercise:	As provided above under “Required Exercise on Conversion Dates”.

Notice of Exercise:

Notwithstanding anything to the contrary in the Equity Definitions, in order to exercise any Options, Counterparty must notify BofA in writing prior to 5:00 PM, New York City time, on the Exchange Business Day prior to the first Exchange Business Day of the “Conversion Reference Period”, as defined in the Indenture, relating to the Relevant Convertible Debentures converted on the Conversion Date relating to the relevant Exercise Date (the “Notice Deadline”) of (i) the number of Options being exercised on such Exercise Date, (ii) the scheduled settlement date under the Indenture for the Relevant Convertible Debentures converted on the Conversion Date corresponding to such Exercise

Date and (iii) the applicable Cash Percentage (as defined in the Indenture); provided that, notwithstanding the foregoing, such notice (and the related exercise of Options) shall be effective if given after the Notice Deadline but prior to 5:00 PM New York City time, on the fifth Exchange Business Day of such “Conversion Reference Period”, in which event the Calculation Agent shall have the right to adjust the Delivery Obligation as appropriate to reflect the additional costs (including, but not limited to, hedging mismatches and market losses) and expenses incurred by BofA in connection with its hedging activities (including the unwinding of any hedge position) as a result of BofA not having received such notice prior to the Notice Deadline.

Settlement Terms:

Settlement Date:

In respect of an Exercise Date occurring on a Conversion Date, the settlement date for the Shares or cash to be delivered under the Relevant Convertible Debentures under the terms of the Indenture; provided that the Settlement Date will not be prior to the later of (i) the date one Settlement Cycle following the final day of the “Conversion Reference Period”, as defined in the Indenture, or (ii) the Exchange Business Day immediately following the date on which Counterparty gives notice to BofA of such Settlement Date prior to 5:00 PM, New York City time.

Delivery Obligation:

In lieu of the obligations set forth in Sections 8.1 and 9.1 of the Equity Definitions, and subject to “Notice of Exercise” above, in respect of an Exercise Date occurring on a Conversion Date, BofA will deliver to Counterparty, on the related Settlement Date, a number of Shares and/or amount of cash in USD equal to the aggregate number of Shares or amount of cash, as the case may be, that Counterparty is obligated to deliver to the holder(s) of the Relevant Convertible Debentures converted on such Conversion Date pursuant to Section 14.01(a)(ii) of the Indenture (the “Convertible Obligation”); provided that such obligation shall be determined excluding any Shares or cash that Counterparty is obligated to deliver to holder(s) of the Relevant Convertible Debentures as a result of any adjustments to the Conversion Rate pursuant to Sections 14.01(e), 14.01(f) and 14.05(h) of the Indenture. For the avoidance of doubt, if the “Conversion Value”, as defined in the Indenture, is less than or equal to USD1,000, BofA will have no delivery obligation hereunder.

Notice of Delivery Obligation:	No later than the Exchange Business Day immediately following the last day of the “Conversion Reference Period”, as defined in the Indenture, Counterparty shall give BofA notice of the final number of shares and/or the amount of cash comprising the Convertible Obligation (it being understood, for the avoidance of doubt, that the requirement of Counterparty to deliver such notice shall not limit Counterparty’s obligations with respect to Notice of Exercise, as set forth above, in any way).

Other Applicable Provisions:

To the extent BofA is obligated to deliver Shares hereunder, the provisions of Sections 9.1(c), 9.8, 9.9, 9.10, 9.11 and 9.12 of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-Settled” shall be read as references to “Net Share Settled”; and provided that the Representation and Agreement contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws as a result of the fact that Buyer is the issuer of the Shares. “Net Share Settled” in relation to any Option means that BofA is obligated to deliver Shares as required by the terms hereof.

Restricted Certificated Shares:

Notwithstanding anything to the contrary in the Equity Definitions, BofA may, in whole or in part, deliver Shares in certificated form representing the Number of Shares to be Delivered to Counterparty in lieu of delivery through the Clearance System.

Adjustments:

Method of Adjustment:

Notwithstanding Section 11.2 of the Equity Definitions, upon the occurrence of any event or condition set forth in Section 14.05 of the Indenture, the Calculation Agent shall make the corresponding adjustment in respect of any one or more of the Number of Options, the Option Entitlement and any other variable relevant to the exercise, settlement or payment of the Transaction, to the extent an analogous adjustment is made under the Indenture; provided that in no event shall there be any adjustment hereunder as a result of an adjustment of the Conversion Rate pursuant to Sections 14.01(e), 14.01(f) or 14.05(h) of the Indenture.

Extraordinary Events:

Merger Events:	Notwithstanding Section 12.1(b) of the Equity Definitions, a “Merger Event” means the occurrence of any event or condition set forth in Section 14.06 of the Indenture.

Tender Offer:	Applicable, subject to “Consequences of Merger Events and Tender Offers” below.

Consequences of Merger Events and
Tender Offers:	Notwithstanding Sections 12.2 and 12.3 of the Equity Definitions, upon the occurrence of a Merger Event or Tender Offer, the Calculation Agent shall make the corresponding adjustment in respect of any adjustment under the Indenture to any one or more of the nature of the Shares, the Number of Options, the Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction, to the extent an analogous adjustment is made under the Indenture; provided that such adjustment shall be made without regard to any adjustment to the Conversion Rate for the issuance of additional shares as set forth in Sections 14.01(e), 14.01(f) and 14.05(h) of the Indenture; and provided further that the Calculation Agent may limit or alter any such adjustment referenced in this paragraph so that the fair value of the Transaction to BofA is not reduced as a result of such adjustment; and provided further that in the event that the Issuer makes the election described in Section 14.01(f) of the Indenture, Cancellation and Payment (Calculation Agent Determination) shall apply.

Nationalization, Insolvency
or Delisting:

Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange.

Additional Disruption Events:

(a) Change in Law:	Not Applicable

(b) Failure to Deliver:	Applicable

(c) Insolvency Filing:	Applicable

(d) Hedging Disruption:	Not Applicable

(e) Increased Cost of Hedging:	Not Applicable

Hedging Party:	For all applicable Extraordinary Events, BofA

Determining Party:	For all applicable Extraordinary Events, BofA

Non-Reliance:	Applicable

Agreements and Acknowledgments
Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

3. Calculation Agent:

BofA, whose calculations and determinations shall be made in good faith and in a commercially reasonable manner, including with respect to calculations and determinations that are made within its sole discretion.  The Calculation Agent shall deliver, within five Exchange Business Days of a written request by either party, a written explanation of any calculation or adjustment made by it, and including, where applicable, the methodology and data applied.

4. Account Details:

BofA Payment Instructions:

Bank of America, N.A.

New York, NY
SWIFT: BOFAUS3N
Bank Routing: 026-009-593
Account Name: Bank of America
Account No. :

Counterparty Payment Instructions:

To be provided by Counterparty.

5.    Offices:

The Office of BofA for the Transaction is:

Bank of America, N.A.
c/o Banc of America Securities LLC
Equity Financial Products
9 West 57th Street, 40th Floor

New York, NY 10019
Telephone:	212-583-8373
Facsimile:	212-230-8610

The Office of Counterparty for the Transaction is:

Alliant Techsystems Inc.

5050 Lincoln Drive

Edina, Minnesota 55436-1097

6.    Notices: For purposes of this Confirmation:

(a) Address for notices or communications to Counterparty:

To:	Alliant Techsystems Inc.
5050 Lincoln Drive MN01-1085
Edina, Minnesota 55436-1097
Attn:	Robert J. McReavy
Telephone:	(952) 351-3084
Facsimile:	(952) 351-3048

(b) Address for notices or communications to BofA:

To:	Bank of America, N.A.
c/o Banc of America Securities LLC

Equity Financial Products
9 West 57th Street, 40th Floor
New York, NY 10019
Attn:	EFP Financial Products
Telephone:	(212) 583-8373
Facsimile:	(212) 230-8610

7.     Representations, Warranties and Agreements:

(a)           In addition to the representations and warranties in the Agreement and those contained elsewhere herein, Counterparty represents and warrants to and for the benefit of, and agrees with, BofA as follows:

(i)            On the Trade Date, (A) none of Counterparty and its officers and directors is aware of any material nonpublic information regarding Counterparty or the Shares and (B) all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) when considered as a whole (with the more recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

(ii)           (A) On the Trade Date, the Shares or securities that are convertible into, or exchangeable or exercisable for Shares, are not, and shall not be, subject to a “restricted period,” as such term is defined in Regulation M under the Exchange Act (“Regulation M”) and (B) Counterparty shall not engage in any “distribution,” as such term is defined in Regulation M, other than a distribution meeting the requirements of the exceptions set forth in sections 101(b)(10) and 102(b)(7) of Regulation M, until the second Exchange Business Day immediately following the Trade Date.

(iii)          On the Trade Date, neither Counterparty nor any “affiliate” or “affiliated purchaser” (each as defined in Rule 10b-18 of the Exchange Act (“Rule 10b-18”)) shall directly or indirectly (including, without limitation, by means of any cash-settled or other derivative instrument) purchase, offer to purchase, place any bid or limit order that would effect a purchase of, or commence any tender offer relating to, any Shares (or an equivalent interest, including a unit of beneficial interest in a trust or limited partnership or a depository share) or any security convertible into or exchangeable or exercisable for Shares, except through BofA.

(iv)          Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that BofA is not making any representations or warranties with respect to the treatment of the Transaction under FASB Statements 149 or 150, EITF Issue No. 00-19 (or any successor issue statements) or under FASB’s Liabilities & Equity Project.

(v)           Without limiting the generality of Section 3(a)(iii) of the Agreement, the Transaction will not violate Rule 13e-1 or Rule 13e-4 under the Exchange Act.

(vi)          Prior to the Trade Date, Counterparty shall deliver to BofA a resolution of Counterparty’s board of directors authorizing the Transaction and such other certificate or certificates as BofA shall reasonably request.

(vii)         Counterparty is not entering into this Confirmation to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or otherwise in violation of the Exchange Act.

(viii)        Counterparty is not, and after giving effect to the transactions contemplated hereby will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(ix)           On the Trade Date (A) the assets of Counterparty at their fair valuation exceed the liabilities of Counterparty, including contingent liabilities, (B) the capital of Counterparty is adequate to conduct the business of Counterparty and (C) Counterparty has the ability to pay its debts and obligations as such debts mature and does not intend to, or does not believe that it will, incur debt beyond its ability to pay as such debts mature.

(x)            The representations and warranties of Counterparty set forth in Section 3 of the Agreement and Section 1 of the Purchase Agreement are true and correct and are hereby deemed to be repeated to BofA as if set forth herein.

(xi)           Counterparty shall promptly provide written notice to BofA upon obtaining knowledge of the occurrence of any event that would constitute an Event of Default, a Potential Event of Default, a Potential Adjustment Event, a Merger Event or any other Extraordinary Event; provided, however, that should Counterparty be in possession of material non-public information regarding Counterparty, Counterparty shall not communicate such information to BofA.

(xii)          Counterparty understands that no obligations of BofA to it hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of BofA or any governmental agency.

(b)           Each of BofA and Counterparty agrees and represents that it is an “eligible contract participant” as defined in Section 1a(12) of the U.S. Commodity Exchange Act, as amended.

(c)           Each of BofA and Counterparty acknowledges that the offer and sale of the Transaction to it is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(2) thereof.  Accordingly, Counterparty represents and warrants to BofA that (i) it has the financial ability to bear the economic risk of its investment in the Transaction and is able to bear a total loss of its investment and its investments in and liabilities in respect of the Transaction, which it understands are not readily marketable, are not disproportionate to its net worth, and it is able to bear any loss in connection with the Transaction, including the loss of its entire investment in the Transaction, (ii) it is an “accredited investor” as that term is defined in Regulation D as promulgated under the Securities Act, (iii) it is entering into the Transaction for its own account and without a view to the distribution or resale thereof, (iv) the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act and is restricted under this Confirmation, the Securities Act and state securities laws, and (v) its financial condition is such that it has no need for liquidity with respect to its investment in the Transaction and no need to dispose of any portion thereof to satisfy any existing or contemplated undertaking or indebtedness and is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction.

(d)           Each of BofA and Counterparty agrees and acknowledges (A) that this Confirmation is (i) a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code, and (B) that BofA is entitled to the protections afforded by, among other sections, Section 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

8.  Other Provisions:

(a)           Right to Extend.  BofA may postpone any Potential Exercise Date or any other date of valuation or delivery by BofA, with respect to some or all of the relevant Options (in which event the Calculation Agent shall make appropriate adjustments to the Delivery Obligation), if BofA determines, in its reasonable discretion, that such extension is reasonably necessary to enable BofA to effect purchases of Shares in connection with its hedging or settlement activity hereunder in a manner that would, if BofA were Counterparty or an affiliated purchaser of Counterparty, be in compliance with applicable legal, regulatory or self-regulatory requirements, or with related policies and procedures applicable to BofA.

(b)           Additional Termination Events.  The occurrence of (i) an event of default with respect to

Counterparty under the terms of the Convertible Debentures as set forth in Section 6.01 of the Indenture that results in an acceleration of the Convertible Debentures pursuant to the terms of the Indenture, (ii) an Amendment Event or (iii) a Repayment Event shall be an Additional Termination Event with respect to which the Transaction is the sole Affected Transaction and Counterparty is the sole Affected Party, and BofA (and, in the case of an Amendment Event or a Repayment Event, Counterparty) shall be entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement; provided that in the case of a Repayment Event the Transaction shall be subject to termination only in respect of the number of Convertible Debentures that cease to be outstanding in connection with or as a result of such Repayment Event.

“Amendment Event” means that Counterparty amends, modifies, supplements or waives any term of the Indenture or the Convertible Debentures governing the principal amount, coupon, maturity, repurchase obligation of Counterparty, redemption right of Counterparty, any term relating to conversion of the Convertible Debentures (including changes to the conversion price, conversion settlement dates or conversion conditions), or any term that would require consent of the holders of not less than 100% of the principal amount of the Convertible Debentures to amend, in each case without the prior consent of BofA, such consent not to be unreasonably withheld.

“Repayment Event” means that (A) any Convertible Debentures are repurchased (whether in connection with or as a result of a change of control, howsoever defined, or for any other reason) by Counterparty or any of its subsidiaries, (B) any Convertible Debentures are delivered to Counterparty in exchange for delivery of any property or assets of Counterparty or any of its subsidiaries (howsoever described), (C) any principal of any of the Convertible Debentures is repaid prior to the final maturity date of the Convertible Debentures (whether following acceleration of the Convertible Debentures or otherwise), or (D) any Convertible Debentures are exchanged by or for the benefit of the holders thereof for any other securities of Counterparty or any of its affiliates (or any other property, or any combination thereof) pursuant to any exchange offer or similar transaction; provided that, in the case of clause (B) and clause (D), conversions of the Convertible Debentures pursuant to the terms of the Indenture as in effect on the date hereof shall not be Repayment Events.

(c)           Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events.  If, subject to Section 8(n) below, BofA shall owe Counterparty any amount pursuant to Section 12.2 of the Equity Definitions and “Consequences of Merger Events” above, or Sections 12.3, 12.6, 12.7 or 12.9 of the Equity Definitions (except in the event of an Insolvency, a Nationalization, a Tender Offer or a Merger Event, in each case, in which the consideration or proceeds to be paid to holders of Shares consists solely of cash) or pursuant to Section 6(d)(ii) of the Agreement (except in the event of an Event of Default in which Counterparty is the Defaulting Party or a Termination Event in which Counterparty is the Affected Party, that resulted from an event or events within Counterparty’s control) (a “Payment Obligation”), Counterparty shall have the right, in its sole discretion, to require BofA to satisfy any such Payment Obligation by the Share Termination Alternative (as defined below) by giving irrevocable telephonic notice to BofA, confirmed in writing within one Scheduled Trading Day, between the hours of 9:00 A.M. and 4:00 P.M. New York City time on the Merger Date, Tender Offer Date, Announcement Date or Early Termination Date, as applicable (“Notice of Share Termination”).  Upon such Notice of Share Termination, the following provisions shall apply on the Scheduled Trading Day immediately following the Merger Date, the Tender Offer Date, Announcement Date or Early Termination Date, as applicable:

Share Termination Alternative:

Applicable and means that BofA shall deliver to Counterparty the Share Termination Delivery Property on the date on which the Payment Obligation would otherwise be due pursuant to Section 12.7 or 12.9 of the Equity Definitions or Section 6(d)(ii) of the Agreement, as applicable (the “Share Termination Payment Date”), in satisfaction of the Payment Obligation.

Share Termination Delivery
Property:	A number of Share Termination Delivery Units, as calculated by the Calculation Agent, equal to the Payment Obligation divided by the

Share Termination Unit Price. The Calculation Agent shall adjust the Share Termination Delivery Property by replacing any fractional portion of a security therein with an amount of cash equal to the value of such fractional security based on the values used to calculate the Share Termination Unit Price.

Share Termination Unit Price:

The value of property contained in one Share Termination Delivery Unit on the date such Share Termination Delivery Units are to be delivered as Share Termination Delivery Property, as determined by the Calculation Agent in its discretion by commercially reasonable means and notified by the Calculation Agent to BofA at the time of notification of the Payment Obligation.

Share Termination Delivery Unit:

In the case of a Termination Event, Event of Default or Delisting, one Share or, in the case of an Insolvency, Nationalization, Merger Event or Tender Offer, a unit consisting of the number or amount of each type of property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Insolvency, Nationalization, Merger Event or Tender Offer. If such Insolvency, Nationalization, Merger Event or Tender Offer involves a choice of consideration to be received by holders, such holder shall be deemed to have elected to receive the maximum possible amount of cash.

Failure to Deliver:	Applicable

Other applicable provisions:

If Share Termination Alternative is applicable, the provisions of Sections 9.8, 9.9, 9.10, 9.11 and 9.12 of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-Settled” shall be read as references to “settled by Share Termination Alternative” and all references to “Shares” shall be read as references to “Share Termination Delivery Units”; and provided that the Representation and Agreement contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws as a result of the fact that Buyer is the issuer of any Share Termination Delivery Units (or any part thereof).

(d)           Disposition of Hedge Shares.  Counterparty hereby agrees that if, in the good faith reasonable judgment of BofA, the Shares (the “Hedge Shares”) acquired by BofA for the purpose of hedging its obligations pursuant to the Transaction cannot be sold in the U.S. public market by BofA without registration under the Securities Act, Counterparty shall, at its election: (i) in order to allow BofA to sell the Hedge Shares in a registered offering, make available to BofA an effective registration statement under the Securities Act to cover the resale of such Hedge Shares and (A) enter into an agreement, in form and substance satisfactory to BofA, substantially in the form of an underwriting agreement for a registered offering, (B) provide accountant’s “comfort” letters in customary form for registered offerings of equity securities, (C) provide disclosure opinions of nationally recognized outside counsel to Counterparty reasonably acceptable to BofA, (D) provide other customary opinions, certificates and closing documents customary in form for registered offerings of equity securities and (E) afford BofA a reasonable opportunity to conduct a “due diligence” investigation with respect to Counterparty customary in scope for underwritten offerings of equity securities; provided, however, that if BofA, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, then clause (ii) or clause (iii) of this Section 8(d) shall apply at the election of Counterparty; (ii) in order to allow BofA to sell the Hedge Shares in a private placement, enter into a private placement agreement substantially similar to private placement purchase agreements customary for private placements of equity securities, in form and substance satisfactory to BofA, including customary representations, covenants, blue sky and other governmental filings and/or registrations, indemnities to BofA, due diligence rights (for BofA or any designated buyer of the Hedge Shares from BofA), opinions and certificates and such other documentation as is customary for private placements agreements, all reasonably acceptable to BofA (in which case, the Calculation Agent shall make any adjustments to the terms of the Transaction that are necessary, in its reasonable judgment, to compensate BofA for any discount from the public market price of the Shares incurred on the sale of Hedge Shares in a private placement); or (iii) purchase the Hedge Shares from BofA at the VWAP Price on such Exchange Business Days, and in the amounts, requested by BofA.  “VWAP Price” means, on any Exchange Business Day, the per Share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page ATK <equity> VAP (or any successor thereto) in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such Exchange Business Day (or if such volume-weighted average price is unavailable, the market value of one Share on such Exchange Business Day, as determined by the Calculation Agent using a volume-weighted method).

(e)           Amendment to Equity Definitions and the Agreement.  The following amendment shall be made to the Equity Definitions and to the Agreement: Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (1) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (2) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) at BofA’s option, the occurrence of any of the events specified in Section 5(a)(vii) (1) through (9) of the ISDA Master Agreement with respect to that Issuer.”

(f)            Repurchase Notices.  Counterparty shall, on any day on which Counterparty effects any repurchase of Shares, promptly give BofA a written notice of such repurchase (a “Repurchase Notice”) on such day if, following such repurchase, the Notice Percentage as determined on such day is (i) greater than 6% and (ii) greater by 0.5% than the Notice Percentage included in the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, greater than the Notice Percentage as of the date hereof).  The “Notice Percentage” as of any day is the fraction, expressed as a percentage, the numerator of which is the Number of Shares and the denominator of which is the number of Shares outstanding on such day.  In the event that Counterparty fails to provide BofA with a Repurchase Notice on the day and in the manner specified in this Section 8(f) then Counterparty agrees to indemnify and hold harmless BofA, its affiliates and their respective directors, officers, employees, agents and controlling persons (BofA and each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities (or actions in respect thereof), joint or several, to which such Indemnified Party may become subject under applicable securities laws, including without limitation, Section 16 of the Exchange Act, relating to or arising out of such failure.  If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability.  In addition, Counterparty will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred (after notice to Counterparty) in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty.  This indemnity shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and delegation of the Transaction made pursuant to this Confirmation or the Agreement shall inure to the benefit of any permitted assignee of BofA.

(g)           Transfer and Assignment.  BofA may transfer or assign its rights and obligations hereunder and under the Agreement, in whole or in part, to any of its affiliates without the consent of Counterparty; provided that the senior unsecured debt rating of such transferee (or any guarantor of its obligations) is equal to or greater than A+/A1, as specified by S&P and Moody’s, at the time of such assignment or transfer.  If at any time at which the Equity Percentage exceeds 9.5%, BofA, in its discretion, is unable to effect a transfer or assignment to a third party after its commercially reasonable efforts on pricing terms reasonably acceptable to BofA such that the Equity Percentage is reduced to 9.5% or less, BofA may designate any Scheduled Trading Day as an Early Termination Date with respect to a portion (the “Terminated Portion”) of the Transaction, such that the Equity Percentage following such partial termination will be equal to or less than 9.5%.  In the event that BofA so designates an Early Termination Date with respect to a portion of the Transaction, a payment or delivery shall be made pursuant to Section 6 of the Agreement and Section 8(c) of this Confirmation as if (i) an Early Termination Date had been designated in respect of a Transaction having terms identical to the Terminated Portion of the Transaction, (ii) Counterparty shall be the sole Affected Party with respect to such partial termination and (iii) such portion of the Transaction shall be the only Terminated Transaction.  The “Equity Percentage” as of any day is the fraction, expressed as a percentage, (A) the numerator of which is the Number of Shares plus the Number of Shares as defined in the confirmation relating to a convertible bond hedge transaction (internal reference: 23952) dated as of the date hereof between BofA and Counterparty and (B) the denominator of which is the number of Shares outstanding on such day.  Counterparty may transfer or assign its rights and obligations hereunder and under the Agreement, in whole or in part, to any party with the consent of BofA, such consent not to be unreasonably withheld.

(h)           Staggered Settlement. If the Staggered Settlement Equity Percentage as of any Exchange Business Day during the relevant “Conversion Reference Period”, as defined in the Indenture, is greater than 4.5%, BofA may, by notice to Counterparty prior to any Settlement Date (a “Nominal Settlement Date”), elect to deliver the Shares on two or more dates (each, a “Staggered Settlement Date”) or at two or more times on the Nominal Settlement Date as follows:

(i)            in such notice, BofA will specify to Counterparty the related Staggered Settlement Dates (each of which will be on or prior to such Nominal Settlement Date, but not prior to the beginning of such “Conversion Reference Period”) or delivery times and how it will allocate the Shares it is required to deliver under “Delivery Obligation” (above) among the Staggered Settlement Dates or delivery times; and

(ii)           the aggregate number of Shares that BofA will deliver to Counterparty hereunder on all such Staggered Settlement Dates and delivery times will equal the number of Shares that BofA would otherwise be required to deliver on such Nominal Settlement Date.

The “Staggered Settlement Equity Percentage” as of any day is the fraction, expressed as a percentage, (A) the numerator of which is the sum of the number of Shares that BofA or any of its affiliates beneficially own (within the meaning of Section 13 of the Exchange Act) on such day, other than any Shares so owned as a hedge of the Transaction, and the Number of Shares and (B) the denominator of which is the number of Shares outstanding on such day.

(i)            Disclosure.  Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(j)            Designation by BofA.  Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing BofA to purchase, sell, receive or deliver any Shares or other securities to or from Counterparty, BofA may designate any of its affiliates to purchase, sell, receive or deliver such shares or other securities and otherwise to perform BofA obligations in respect of the Transaction and any such designee may assume such obligations.  BofA shall be discharged of its obligations to Counterparty to the extent of any such performance.

(k)           Netting, Set-off and Collateral.

(i)            The parties agree that Section 2(c) of the Agreement shall not apply.

(ii)           Each party hereto waives any rights it may have to set-off with respect to the Transaction, whether under the Agreement or any other agreement between the parties or pursuant to applicable law.

(iii)          Notwithstanding any provision of the Agreement or any other agreement between the parties to the contrary, the obligations of Counterparty hereunder are not secured by any collateral.

(l)            Equity Rights.  BofA acknowledges and agrees that this Confirmation is not intended to convey to it rights with respect to the Transaction that are senior to the claims of common stockholders in the event of Counterparty’s bankruptcy.  For the avoidance of doubt, the parties agree that the preceding sentence shall not apply at any time other than during Counterparty’s bankruptcy to any claim arising as a result of a breach by Counterparty of any of its obligations under this Confirmation or the Agreement.

(m)          Early Unwind.  In the event the sale by Counterparty of the Convertible Debentures is not consummated with the initial purchasers pursuant to the Purchase Agreement for any reason by the close of business in New York on September 12, 2006 (or such later date as agreed upon by the parties, which in no event shall be later than September 14, 2006) (September 12, 2006 or such later date being the “Early Unwind Date”), the Transaction shall automatically terminate (the “Early Unwind”), on the Early Unwind Date and (i) the Transaction and all of the respective rights and obligations of BofA and Counterparty thereunder shall be cancelled and terminated and (ii) Counterparty shall pay to BofA, other than in cases involving a breach of the Purchase Agreement by the initial purchasers, an amount in cash equal to the aggregate amount of reasonable costs and expenses relating to the unwinding of BofA’s hedging activities in respect of the Transaction (including market losses incurred in reselling any Shares purchased by BofA or its affiliates in connection with such hedging activities).  Following such termination, cancellation and payment, each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of either party arising out of and to be performed in connection with the Transaction either prior to or after the Early Unwind Date.  BofA and Counterparty represent and acknowledge to the other that upon an Early Unwind and following the payment referred to above, all obligations with respect to the Transaction shall be deemed fully and finally discharged.

(n)           Net Share Settlement on Early Termination and Certain Extraordinary Events.  Notwithstanding Section 6(e) of the Agreement or Sections 12.7 or 12.8 of the Equity Definitions, if, with respect to the Transaction contemplated hereunder, (A) an Early Termination Date with respect to any Event of Default or any Termination Event, (B) a Merger Date with respect to any Merger Event (for the purpose of this provision, solely relating to the Merger Event contemplated by Section 12.1(b)(iii) of the Equity Definitions) or Tender Offer Date with respect to a Tender Offer (and which Merger Event or Tender Offer shall not have resulted from any action taken by, or within the control of, Issuer), (C) a Closing Date with respect to an event described in Section 12.6 of the Equity Definitions, or (D) date as of which the Transaction is, or is deemed to have been, terminated or cancelled as a result of an applicable Additional Disruption Event (any such date, the “Relevant Date”) shall occur, then in lieu of calculating any payments hereunder pursuant to Section 6(e) of the Agreement or Sections 12.7 or 12.8 of the Equity Definitions, as applicable, the Calculation Agent, in its sole discretion, shall determine the amount payable by BofA to the Issuer on the following basis:

(1) such Relevant Date shall be the sole Exercise Date hereunder and Automatic Exercise shall be applicable to the Number of Options;

(2) the Settlement Method shall be Net Share Settlement;

(3) BofA shall deliver to the Issuer the Net Share Settlement Amount on the Settlement Date with respect to such Relevant Date; and

(4) Net Share Settlement Amount shall mean a number of Shares equal to the sum of (A) the Number of Shares to be Delivered (as defined below) and (B) the product of (x) the additional Shares per Option (the “Additional Shares”) determined by reference to the table attached as Annex A hereto based on the date on which such Relevant Date occurs and the VWAP Price on such date, (y) the Number of Options, and (z) the Option Entitlement.

(5) “Number of Shares to be Delivered” shall mean, solely for purposes of this Section 8(n), in respect of any Exercise Date deemed to occur pursuant to paragraph (1) of this Section 8(n), subject to the last sentence of Section 9.5 of the Equity Definitions, the product of (i) the Number of Options, (ii) the Option Entitlement and (iii) (A) the excess of the VWAP Price (as defined below) on the Valuation Date occurring on such Exercise Date over the Strike Price divided by (B) such VWAP Price.  “VWAP Price” shall mean, for any Valuation Date, the per Share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page ATK <equity> VAP (or any successor thereto) in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such Valuation Date (or if such volume-weighted average price is unavailable, the market value of one Share on such Valuation Date, as determined by the Calculation Agent).  Notwithstanding anything to the contrary in the Equity Definitions, if there is a Market Disruption Event on any Valuation Date, then the Calculation Agent shall determine the VWAP Price for such Valuation Date on the basis of its good faith estimate, determined in a commercially reasonable manner, of the market value for the relevant Shares on such Valuation Date.

(6) with respect to the determination of Additional Shares, if the actual VWAP Price is between two VWAP Price amounts in the table or the Relevant Date is between two Relevant Dates in the table, the Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the next higher and next lower VWAP Price amounts and the two nearest Relevant Dates, as applicable, based on a 365-day year.

(7) with respect to any adjustment to the terms of the Transaction, the Calculation Agent, in its reasonable discretion, shall correspondingly adjust the Additional Shares and/or the VWAP Prices (each as set forth in the table in Annex A hereto) as of any date of such adjustments.  For the avoidance of doubt, any adjustment made to the Additional Shares and/or the VWAP Prices (each as set forth in the table in Annex A hereto) shall be consistent with (i) the adjustments made pursuant to the provisions of this Section 8(n) if such adjustments were the result of an event which was outside of Issuer’s control, and (ii) the adjustments made pursuant to the applicable provisions of this Confirmation if such adjustments were the result of an event which was within Issuer’s control.

(o)           Calculation Agent Adjustment.  For the avoidance of doubt, for the purposes of any calculation made by the Calculation Agent, with respect to this Transaction pursuant to Section 11.2(c) of the Equity Definitions and relating to any Potential Adjustment Event that is within Company’s control, such calculations shall be made based upon the Calculation Agent’s determination of the fair market value of the Shares or Warrants under the then prevailing circumstances, such determination may factor in any loss or cost incurred in connection with our terminating, liquidating, or re-establishing hedge positions relating to the Shares in connection with the Transaction and the Calculation Agent shall, in its sole discretion, make corresponding adjustments to the Additional Shares (as defined above) contained in Annex A hereto and, if applicable, to the VWAP Prices contained in such Annex A.

(p)           Waiver of Trial by Jury.  EACH OF COUNTERPARTY AND BOFA HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION OR THE ACTIONS OF BOFA OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(q)           Governing Law.  THIS CONFIRMATION SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.  THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS.

Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by BofA) correctly sets forth the terms of the agreement between BofA and Counterparty with respect to the Transaction, by manually signing this Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to us.

Yours faithfully,

BANK OF AMERICA, N.A.

By:	/s/ Eric P. Hambleton
Name: Eric P. Hambleton
Title: Authorized Signatory

Agreed and Accepted By:

ALLIANT TECHSYSTEMS INC.

By:	/s/ Keith D. Ross
Name: Keith D. Ross
Title: Senior Vice President, General Counsel and Secretary

Annex A

	VWAP Price
Relevant Date	$1.00 or less	$10.00	$20.00	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00
11/30/2006	0.000000	0.000000	0.000050	0.001618	0.010662	0.033843	0.072374	0.122366	0.178279	0.235345
5/29/2007	0.000000	0.000000	0.000015	0.000778	0.006552	0.024134	0.056787	0.102340	0.155773	0.212035
11/25/2007	0.000000	0.000000	0.000004	0.000322	0.003674	0.016248	0.042966	0.083651	0.134174	0.189361
5/23/2008	0.000000	0.000000	0.000001	0.000107	0.001807	0.010083	0.030894	0.066242	0.113338	0.167135
11/19/2008	0.000000	0.000000	0.000000	0.000026	0.000726	0.005517	0.020535	0.049952	0.092899	0.144844
5/18/2009	0.000000	0.000000	0.000000	0.000004	0.000211	0.002476	0.012086	0.034986	0.072859	0.122332
11/14/2009	0.000000	0.000000	0.000000	0.000000	0.000035	0.000787	0.005778	0.021662	0.053219	0.099293
5/13/2010	0.000000	0.000000	0.000000	0.000000	0.000002	0.000125	0.001832	0.010596	0.034130	0.075267
11/9/2010	0.000000	0.000000	0.000000	0.000000	0.000000	0.000003	0.000207	0.002942	0.016349	0.049691
5/8/2011	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	0.000071	0.002513	0.020905
9/19/2011	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000

	VWAP Price
Relevant Date	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$250.00	$350.00 or more
11/30/2006	0.255462	0.218926	0.192459	0.172581	0.157121	0.144705	0.084539	0.060350
5/29/2007	0.232477	0.196904	0.171687	0.153132	0.138952	0.127721	0.074471	0.053168
11/25/2007	0.210022	0.175405	0.151474	0.134284	0.121416	0.111387	0.064877	0.046325
5/23/2008	0.187912	0.154281	0.131714	0.115968	0.104469	0.095672	0.055736	0.039803
11/19/2008	0.165592	0.133002	0.111933	0.097762	0.087729	0.080226	0.046814	0.033435
5/18/2009	0.142877	0.111447	0.092089	0.079684	0.071249	0.065110	0.038131	0.027235
11/14/2009	0.119398	0.089348	0.072050	0.061700	0.055034	0.050334	0.029651	0.021179
5/13/2010	0.094549	0.066318	0.051688	0.043819	0.039127	0.035921	0.021327	0.015233
11/9/2010	0.067503	0.042165	0.031380	0.026595	0.024009	0.022228	0.013299	0.009500
5/8/2011	0.035319	0.016493	0.012031	0.010704	0.009902	0.009240	0.005544	0.003960
9/19/2011	0.000078	0.000071	0.000065	0.000060	0.000055	0.000052	0.000031	0.000022

A-1